BORLAND SOFTWARE CORPORATION

20450 Stevens Creek Boulevard, Suite 800

Cupertino, CA 95014

December 8, 2006

Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Borland Software Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed May 2, 2006
File No. 001-10824

Dear Mr. Skinner:

On behalf of Borland Software Corporation (“Borland” or the “Company”), we are electronically transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 22, 2006 with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Commission on May 2, 2006 (the “Form 10-K”).

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, which, for the Staff’s convenience, have been incorporated into this response letter. Capitalized terms used in this response letter that are not defined herein have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

License and Other Revenues, page 39

1.	We note your response to previous comment 1. The potential sale or other disposition of your IDE product line appears to represent a known material uncertainty. One of the principal objectives of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. Ascertaining this indicative value depends to a significant degree the quality of disclosure about the facts and circumstances surrounding known material

Brad Skinner

December 8, 2006

uncertainties in MD&A. Quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available. In view of this, and given the significant impact that a sale or other disposition of your IDE products would have, it appears that additional information regarding the historical operating result of your IDE products is necessary. At a minimum, it appears that you should provide separate disclosure of historical revenue for your IDE and ALM product lines. To the extent that additional information regarding cost of sales and gross margins is not available, you should explain this. Additionally, you should explain how, in light of this lack of information, you intend to evaluate any potential transactions related to the sale or other disposition of your IDE products. For further guidance, see Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

We respectfully acknowledge the Staff’s comment. In accordance with our August 9, 2006 letter to the Commission (the “Response Letter”) responding to the Staff’s initial letter of June 30, 2006 regarding our disclosure approach for the IDE products, we reported sales by product line in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 which was filed with the Commission on November 22, 2006 (the “Form 10-Q”). Under Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q, we presented revenues by product line, including a separate column for IDE product revenues for the quarters ended September 30, 2006 and 2005 and the nine months ended September 30, 2006 and 2005. We plan to present similar information for the years ending December 31, 2006 and 2005, respectively, in Management’s Discussion and Analysis of Financial Condition and Results of Operations to be included in our Annual Report on Form 10-K for the year ending December 31, 2006.

We also submit to the Staff that the Company, for the year ended December 31, 2005 and subsequent quarters, did not have information other than product revenue and, therefore, our CEO (our “CODM”) did not have objective verifiable internal financial data with which he could make operating decisions or evaluate any potential transactions against the consideration offered. As noted in our press release and Current Report on Form 8-K, filed with the Commission on November 14, 2006, we plan to retain the IDE product line, now named “CodeGear”, and establish separate operating units for IDE and ALM. We are in the process of formalizing the legal and internal structure of the operations and plan to have separate financial data for each unit beginning on January 1, 2007.

2.	In connection with any potential sale or other disposition of your IDE products, we would expect that you would need objective, verifiable information regarding the historical operating performance of the IDE products to make an informed decision with respect to a potential transaction. Accordingly, describe to us, in reasonable detail, the information you have prepared or are preparing in connection with the potential sale or other disposition of your IDE business. Describe both the information intended for internal use and the information intended to be made available to potential buyers.

Brad Skinner

December 8, 2006

We respectfully acknowledge the Staff’s comment. We submit to the Staff that the Company did, at the request of certain potential buyers, prepare estimated financial data for IDE products. However, such information was not considered objective or verifiable by either us or any potential third-party buyer. The information provided to prospective buyers for the IDE products included an income statement with revenues and estimated cost of revenues and operating expenses. The cost estimates were prepared using a worksheet analysis with the following assumptions:

•	Costs of revenues were estimated based on a flat percentage of revenue;

•	Research and development, and sales and marketing costs were estimated based on an assumed employee headcount; and

•	General and administrative expenses were included based on the Company’s estimate of what future costs would be required if IDE products were operated as an independent separate entity.

The estimated financial information provided to prospective buyers was never used by the CODM, the management team or the Board of Directors to manage the business during 2005 and 2006.

3.	We have reviewed your responses to prior comments 2 and 3 from our letter dated June 30, 2006 and have the following additional comments:

•	We note that in your assessment of contracts where VSOE was established by other than a stated renewal rate, you examined all contracts greater than $50 thousand and half of your contracts less than $50 thousand during the year ended December 31, 2005 and the quarter ended March 31, 2006. We further note that in your assessment of PCS renewal rate deviations from stated amounts in your contracts, you examined all contracts over $50 thousand for four rolling quarters ended June 30, 2006. Please explain why you believe the results obtained from reviewing a sample of contracts are adequate to draw the conclusions about the establishment of VSOE for PCS. Further, tell us why you choose different periods for your samples and did not include contracts from all years presented in your financial statements.

•	We note that in 79% of the contracts you reviewed, the renewal rate was within 5% of the stated amount in the contract. Tell us more about the 21% of renewal rates with a variance exceeding 5% of the stated amount. Please explain why you believe these results are adequate to draw conclusions about the establishment of VSOE for PCS.

•	As previously requested in our prior comment 2, explain how you considered paragraph 10 of SOP 97-2. In your response, specifically address how you concluded at the inception of your arrangements that the price of PCS established by management would not change before introduction of the element into the marketplace.

Brad Skinner

December 8, 2006

We respectfully clarify for the Staff that we establish VSOE for PCS using only the stated renewal rates in our contracts in accordance with the guidance in paragraph 57 of SOP 97-2. For all periods presented in our Form 10-K for the year ended December 31, 2005, our policy was to include stated PCS renewal rates in all sales documents. In the course of our normal business practice we required approvals from the appropriate levels in our finance department for any contract which did not include a renewal rate. In the normal course of operations during this period, the company noted very infrequent exceptions to the inclusion of the renewal rate in the contract. As part of our evaluation of internal controls over contractual terms and revenue recognition, we routinely review our sales contracts to ensure our policy has been followed and contracts include the stated renewal rates. As disclosed in our Response Letter, for the periods which we examined in detail, we noted one instance. In that instance, we established VSOE for PCS using a customer specific renewal rate based on our historical experience with that customer renewing at the stated renewal rate in previous contracts. We have not established our VSOE from PCS using any other approach.

We also note that it was our practice to ensure that we renewed the substantial majority of our second year PCS periods at the renewal price stated in the original contract including all periods presented in our Form 10-K for the year ended December 31, 2005. Prior to 2006, we confirmed compliance with this policy via communication with sales and support personnel involved in the PCS renewal process, and via overall analytical reviews of PCS rates. Beginning in 2006, we further validated customer renewal compliance through detailed testing of a sample of specific renewal transactions providing substantial coverage of the total first-year renewal activity. The detailed testing covered renewals occurring during the four consecutive quarters ended June 30, 2006; that is, renewals of bundled PCS sold during the period beginning July 1, 2004. As previously noted, the result of this testing indicated that 79% of our contracts renew within 5% of the dollar amount of the stated renewal rate which is consistent with our expectations given our consistent policies regarding maintenance renewals and the results of analytical reviews of PCS rates.

The differences we noted in 21% of contracts were defined as those not renewed at a price within 5% of the stated renewal rate. We evaluated each of these differences individually and considered whether the renewals outside of the 5% renewal rate were concentrated specifically to a customer, industry, product or time period and noted no pattern. The differences were accounted for by a broad range of reasons, including generally, mathematical errors, co-termination of multiple license renewals, use of annual renewal rates for shorter term renewals or the use of the renewal amount based on renewal rate times the list price rather than the net license fees. We also quantitatively measured the impact of the difference in the actual renewal rate and the stated renewal rates. The total dollar amount of exceptions for which the actual renewal rate was greater than the stated

Brad Skinner

December 8, 2006

renewal rate was $105,000 and the total dollar amount of exceptions for which the actual renewal rate was less than the stated renewal rate was $158,000. We compared these exceptions against the license revenue recognized during the original license period and estimated the impact, if any would be <0.2%.

Based on the stated renewal rates in our contracts and our history of substantial compliance in our actual renewals we believe that the stated renewal rates in our contracts represent the appropriate basis for the determination of VSOE for PCS at the outset of our license arrangements. We believe that the significance of the percentage of transactions that renew within 5% of the renewal rate stated in the contract plus the relative immateriality individually and in the aggregate of the exceptions noted support our conclusion that we have VSOE for PCS.

We respectfully acknowledge the Staff’s comments with respect to paragraph 10 of SOP 97-2. The Company establishes VSOE for PCS based on paragraph 57 of SOP 97-2, which states that “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate).” We respectfully submit to the staff that, since VSOE is established by negotiation with our customers on an individual contract basis through the renewal rate terms in the contracts, the reference to the price established by management pursuant to paragraph 10 of SOP 97-2 is not the basis for establishing VSOE for PCS at the Company.

4.	We note your response to prior comment 5. In your response you indicate that reporting separate revenues for your IDE and ALM products has generally been impracticable. Explain to us how you have considered disclosing the fact that providing product revenues is impracticable. Refer to paragraph 37. Also, given the review you are undertaking in connection with the proposed sale of your IDE products, explain how you have considered providing revenues by product in future fillings.

We respectfully acknowledge the Staff’s comments and we will provide revenue by product similar to that included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 under Management’s Discussion and Analysis of Financial Condition and Results of Operations in the footnotes to the financial statements in future filings.

Since the IDE and ALM products have significant shared costs and product financial information was not considered meaningful or tracked on a separate unit basis during 2005 or 2006, and the operating reports reviewed by our CODM presented the Company as a single segment, we will not present information on cost of product revenues or operating costs with respect to periods prior to January 1, 2007 in our periodic reports filed with the Commission.

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Brad Skinner

December 8, 2006

As with our public filings, our intent in this response was to be both forthright and clear; however, please do not hesitate to call me at (408) 863-3400 if you have any questions or would like any additional information regarding these matters.

Sincerely,

Borland Software Corporation

/s/ Erik Prusch

Erik Prusch

Chief Financial Officer

cc:	Marc Thomas, Senior Staff Accountant, Securities and Exchange Commission David Edgar, Staff Accountant, Securities and Exchange Commission